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EXHIBIT 99.1

Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065    fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces US$42.3 Million Registered Direct Offering of Common Shares

Mississauga, Ontario (January 28, 2005) — Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), focused on the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, today announced that it has entered into definitive agreements to sell approximately 9.0 million common shares, at a price of US$4.70 per share, to institutional investors, for gross proceeds of approximately US$42.3 million. The shares are being offered under the Company's existing shelf registration statement, as amended, and this offering, upon closing, will complete the balance of this shelf registration. SG Cowen & Co., LLC, lead agent and sole book manager; Needham & Company, Inc., co-lead agent; and A.G. Edwards & Sons, Inc. acted as placement agents for the offering. The closing of the offering is scheduled to occur on February 2, 2005, subject to customary closing conditions.

The Company estimates net proceeds from the financing to be approximately US$39.3 million after deducting placement agent fees and the estimated costs associated with the offering. The Company plans to use the net proceeds of this financing to fund the ongoing development of its Celacade™ technology, to fund its drug development pipeline, including VP025, and for general corporate purposes.

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sales of these securities in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering is being made by means of a prospectus supplement to a prospectus that is part of the Company's shelf registration statement previously filed with and declared effective by the Securities and Exchange Commission.

Copies of the prospectus and the prospectus supplement can be obtained from SG Cowen & Co., LLC, 1221 Avenue of the Americas, New York, NY 10020; Needham & Company, Inc., 445 Park Avenue, New York, NY 10022; A.G. Edwards & Sons, Inc., One North Jefferson St. Louis, MO 63103; or by calling the Company.

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Our lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials in life-threatening cardiovascular conditions with significant unmet needs. The 500-patient phase III SIMPADICO trial, which has completed patient enrolment, is designed to further investigate the use of our Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,000-patient phase III ACCLAIM trial, ongoing at more than 150 clinical centers in North America and Europe, is designed to further investigate the use of our Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders, which include such devastating disorders as Parkinson's disease and Alzheimer's disease. VP025, the lead product candidate from this new class of drugs, is now entering phase I clinical development.

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...page 2, January 28, 2005

Statements in this press release regarding the offering of Vasogen common shares, and the expected use of the proceeds from such offering, and any other statements, management's future expectations, beliefs, goals, plans, or prospects constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "projects", and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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EXHIBIT 99.1